SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 April 2007

PROPOSAL OF SHAREHOLDERS

ITEM 4 ON THE AGENDA:

(To resolve on a general appraisal of the Company’s management and supervision)

Whereas article 455, paragraph 1 of the Portuguese Companies Code establishes that the Annual General Meeting of Shareholders shall resolve on the general appraisal of the company’s management and supervision;

Whereas, in 2006, the Board of Directors played a role with a strong commitment in the direction, co-ordination and orientation of Portugal Telecom Group’s businesses.

Whereas the manner on which the Board of Directors has conducted the Company during the Public Tender Offer to which the Company was subject during most part of the financial year of 2006, having the Board of Directors acted in a diligent manner and oriented its action towards the defence of the best interests of Shareholders;

Whereas the Audit Board executed its functions with adequate diligence and awareness, contributing in a significant way to the Company’s good performance;

We propose that it be resolved to express to the Board of Directors and to the Supervisory Board the Company’s appreciation for their conduct and to approve a general appraisal of these corporate bodies and each of their members.

Lisbon, 21 March 2007.

The Shareholders,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.